EXHIBIT 99.2

Management’s Discussion and Analysis

For the three months ended March 31, 2021

(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis
For the three months ended March 31, 2021

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) (TSX: EQX, NYSE American: EQX) should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2020 and the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2021 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of May 5, 2021. This discussion covers the three months ended March 31, 2021 (“Q1 2021” or the “Quarter”) and the subsequent period up to the date of issuance of this MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities, and the risks and uncertainties associated with technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s 2020 Annual Information Form dated March 24, 2021 for the year ended December 31, 2020 and its Management Information Circular dated March 19, 2021 for the year ended December 31, 2020, both of which are filed on SEDAR and EDGAR.

Throughout this MD&A, cash costs, cash costs per ounce sold, all-in sustaining costs (“AISC”), AISC per ounce sold, AISC contribution margin, adjusted net income, adjusted earnings per share (“EPS”), mine free cash flow, adjusted EBITDA (earnings before interest, taxes, depreciation, and amortization), net debt, and sustaining and non-sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the section Non-IFRS Measures on page 30 of this MD&A.

CONTENTS
Business Overview	3
Highlights for the Three Months Ended March 31, 2021	3
Recent 2021 Highlights	4
Managing COVID-19	5
Consolidated Operational and Financial Highlights	6
2021 Guidance	7
Operations	8
Development Projects	20
Health, Safety & Environment	22
Community Development & ESG Reporting	23
Recent Corporate Developments	24
Financial Results	26
Liquidity and Capital Resources	28
Outstanding Share Data	29
Commitments and Contingencies	29
Related Party Transactions	30
Non-IFRS Measures	30
Accounting Matters	35
Internal Controls Over Financial Reporting and Disclosure Controls and Procedures	36
Cautionary Notes and Forward-looking Statements	37
Technical Information	38
Appendix	38

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Business Overview
Operations description

Equinox Gold is a growth-focused mining company delivering on its strategy of building the premier Americas gold producer. The Company has quickly grown from a single-asset developer to a multi-asset gold producer with seven operating gold mines at the date of this MD&A, a multi-million-ounce gold reserve base and a strong growth profile from a pipeline of development and expansion projects. Equinox Gold operates entirely in the Americas, with a construction-ready project and a number of exploration-stage assets in Canada, two operating mines in the United States, two operating mines in Mexico and four operating mines and a project under construction in Brazil.

Equinox Gold was created with the strategic vision of building a company that will responsibly and safely produce more than one million ounces of gold annually, bring long-term social and economic benefits to its host communities, create a safe and rewarding workplace for its employees and contractors, and provide above-average investment returns to its shareholders. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will also consider opportunities to acquire other companies, producing mines and development projects that fit the Company’s portfolio and strategy.

Equinox Gold’s common shares trade under the symbol “EQX” on the Toronto Stock Exchange (“TSX”) in Canada and on the NYSE American Stock Exchange (“NYSE-A”) in the United States. The Company has warrants that trade on the TSX under the symbol “EQX.WT” that expire on October 6, 2021.

Highlights for the Three Months Ended March 31, 2021
Operational
•	Completed more than four million work hours with three lost-time injuries across all sites
•	Produced 129,233 ounces (“oz”) of gold
•	Sold 128,555 oz of gold at an average realized gold price of $1,786 per oz
•	Total cash costs of $1,141 per oz and mine AISC of $1,482 per oz which includes $70 per oz and $22 per oz, respectively, related to a write-down of inventory during higher-cost ramp after resuming operations at Los Filos and a write-down of inventory at Pilar[1]
Earnings
•	Earnings from mine operations of $44.2 million
•	Net income of $50.3 million or $0.21 per share
•	Adjusted net loss of $3.6 million or $(0.02) per share, after adjusting for non-cash expenses(1,2)
Financial
•	Cash flow from operations before changes in non-cash working capital of $62.0 million ($79.4 million after changes in operating working capital)
•	Adjusted EBITDA of $60.5 million(1,2)
•	Expenditures of $41.3 million in sustaining capital and $38.8 million in non-sustaining capital(1)
•	Cash and cash equivalents (unrestricted) of $317.5 million at March 31, 2021
•	Net debt of $229.8 million at March 31, 2021 (including $278.9 million of in-the-money convertible notes)(1)

[1]	Mine cash cost per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS, sustaining capital, non-sustaining capital and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
[2]	Primary adjustments were $42.1 million non-cash gain on the change in fair value of gold contracts, $33.3 million non-cash gain on the change in fair value of warrants and $11.3 million non-cash loss on the change in fair value of foreign exchange contracts.

3

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Corporate
•	Cash and cash equivalents (unrestricted) of approximately $350 million at April 30, 2021
•	Provided 2021 guidance of 600,000 to 665,000 oz of gold with mine cash costs of $940 to $1,000 per oz of gold sold and mine AISC of $1,190 to $1,275 per oz of gold sold
Construction, development and exploration

•	Completed feasibility study for Castle Mountain Phase 2 expansion showing an increase in gold production to an average of 218,000 oz per year for 14 years at an AISC of $858 per oz
•	Announced positive drill results from the Piaba underground and Genipapo targets at Aurizona
•	Santa Luz construction more than 30% complete and on schedule for first gold pour in Q1 2022
Recent 2021 Highlights

•	Completed the acquisition of Premier Gold Mines Limited (“Premier” and the “Premier Transaction”) on April 7, 2021
-	Acquired 100% interest in the producing Mercedes Mine in Mexico and 50% interest in the construction-ready Greenstone Project (“Greenstone”) in Ontario, Canada
-	Invested C$24.1 million to hold approximately 30% on a basic basis in i-80 Gold Corp., a spin-out company that will advance Premier’s Nevada assets
•	Completed a non-brokered private placement for C$75.0 million of common shares at a price of C$10.00 per share in conjunction with closing of the Premier Transaction
•	Acquired an additional 10% interest in the Greenstone project on April 16, 2021 from Orion Mine Finance Group (“Orion”) for $51.0 million in cash plus other contingent consideration, bringing the Company’s total interest in Greenstone to 60%
•	Signed an updated social collaboration agreement with the Carrizalillo community at Los Filos, with a term to April 2025 and certain clarified provisions that will facilitate improved implementation
•	Commenced development of the Bermejal underground mine at Los Filos, one of three planned expansion projects that will contribute to increasing production starting in late 2021
•	Sold the Pilar Mine in Brazil for $38.0 million plus a 1% net smelter returns (“NSR”) royalty on the mine and a 9.9% equity interest in the buyer, Pilar Gold Inc.
•	Completed the sale of ten million shares in Solaris Resources Inc. (“Solaris”) and warrants for the buyers to acquire up to five million additional shares of Solaris (the “Solaris Units”) for a period of 12 months with a C$10.00 strike price, for total cash proceeds of C$82.5 million received on April 28, 2021. In the event all warrants are exercised, the Company would receive an additional C$50.0 million for total proceeds of up to C$132.5 million
•	Published the Company’s inaugural environmental, social and governance (“ESG”) report, which summarizes Equinox Gold’s approach to material ESG topics, the Company’s ESG performance during 2020, and its targets for 2021

4

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Managing COVID-19

Each of the Company’s operations has implemented preventative measures in collaboration with the Company’s employees, contractors, host communities and governments to limit COVID-19 exposure and transmission as much as possible. The Company continues to enforce stringent operational and safety procedures in accordance with guidelines outlined by the World Health Organization, the US Centre for Disease Control, consulting health professionals, and the local, state and federal governments at each of its sites.

All COVID-19 protocols remain in place including travel restrictions, limiting mine site access to essential personnel only, enforced physical distancing and other safety precautions, enhanced cleaning and sanitizing, using extra protective gear and remote work policies where possible. The Company also continues to support local communities by donating supplies and support to local health clinics and communities and assisting with COVID-19 testing for some community members.

The Company undertakes routine COVID-19 testing at all of its sites with the objective of identifying carriers early so they can self-isolate before inadvertently spreading the virus to others. All individuals who test positive, regardless of whether they show any symptoms, are asked to immediately self-isolate for two weeks and can only return to work once they have tested negative for COVID-19.

While all of the Company’s operations have experienced some effect from COVID-19, there have been no government-mandated restrictions since the second quarter of 2020 and the Company has not experienced any material sales or supply chain disruptions to date. The COVID-19 effects relate primarily to the additional cost and time to implement enhanced health and safety protocols, and occasional workforce restrictions as workers attend to family responsibilities or self-isolate after exposure or potential exposure to the virus. The Company has implemented cross-functional training at each of its sites to ensure its ability to continue operating effectively despite occasional workforce restrictions.

5

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Consolidated Operational and Financial Highlights
		Three months ended
Operating data	Unit	March 31, 2021	December 31, 2020(2)	March 31, 2020(1)
Gold produced	oz	129,233	136,352	88,951
Gold sold	oz	128,555	136,418	82,629
Average realized gold price	$/oz	1,786	1,871	1,574
Total cash cost per oz sold(4)	$/oz	1,141	844	842
Mine AISC per oz sold(3)(4)	$/oz	1,482	1,086	963
Financial data
Revenue	M$	229.7	255.5	130.0
Earnings from mine operations	M$	44.2	97.7	36.6
Net income	M$	50.3	91.2	5.6
Earnings per share	$/share	0.21	0.38	0.04
Adjusted EBITDA(4)	M$	60.5	82.1	40.5
Adjusted net (loss) income(4)	M$	(3.6)	35.7	6.6
Adjusted EPS(4)	$/share	(0.02)	0.15	0.05
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	317.5	344.9	303.1
Net debt(4)	M$	229.8	200.3	446.8
Operating cash flow before changes in non-cash working capital	M$	62.0	93.9	31.3

(1)	Operational and financial results of the assets acquired in the merger with Leagold are included from March 10, 2020 onward.
(2)	The Company early-adopted the amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use on January 1, 2021. The amendment applies retrospectively. For the three months ended December 31, 2020, the Company reclassified $1.6 million of pre-commercial production net income at Castle Mountain from property, plant and equipment to the income statement, comprising $2.9 million in revenue, $1.0 million in production costs and $0.3 million in depreciation. Operating and financial data for the periods affected have been updated to reflect application of this change in accounting policy.
(3)	Consolidated mine AISC per oz sold excludes corporate general and administration expenses.
(4)	Cash cost per oz sold, AISC per oz sold, adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

The Company realized revenue of $229.7 million on sales of 128,555 oz of gold during the Quarter, compared to revenue for the three months ended December 31, 2020 (“Q4 2020”) of $255.5 million on sales of 136,418 oz of gold. The decrease in ounces sold from Q4 2020 to Q1 2021 is mainly due to lower production at Mesquite as the result of planned limited stacking of ore during Q1 2021 as the site focuses on a major stripping campaign at the higher-grade Brownie pit, as well as heavy rains in Brazil during the Quarter which resulted in some of the mines processing a portion of lower-grade stockpiles instead of run-of-mine ore. The quarter-on-quarter decrease in revenue is also partly attributable to a decrease in average realized gold price per oz from $1,871 for Q4 2020 to $1,786 for Q1 2021.

Earnings from mine operations in Q1 2021 of $44.2 million decreased from $97.7 million in Q4 2020, and net income in Q1 2021 was $50.3 million compared to $91.2 million in Q4 2020. The decrease in earnings from mine operations and net income was largely driven by the decrease in revenue as described above and higher operating costs at Los Filos as it recommenced operations in the Quarter after resolution of the community blockade.

Adjusted EBITDA for Q1 2021 of $60.5 million decreased from $82.1 million in Q4 2020 and adjusted net loss of $3.6 million for Q1 2021 decreased from adjusted net income of $35.7 million in Q4 2020. Decreases in adjusted EBITDA and adjusted net income (loss) were largely due to lower realized gold prices and higher operating costs, as described above.

6

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Capital expenditures
	Three months ended March 31, 2021
$ amounts in millions	Sustaining(1)	Non-sustaining(1)
Los Filos	$6.1	$16.1
Mesquite(3)	21.9	3.8
Aurizona(2)	5.2	0.3
Fazenda(2)	3.1	1.7
RDM	1.6	6.2
Pilar	1.1	0.1
Castle Mountain(2)	2.3	2.3
Santa Luz	-	8.3
Total	$41.3	$38.8

(1)	AISC per oz sold, sustaining capital and non-sustaining capital are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)	Non-sustaining expenditures for Aurizona, Fazenda and Castle Mountain include $0.3 million, $1.3 million and $0.4 million, respectively, of exploration costs expensed.
(3)	Non-sustaining expenditures for Mesquite include $1.2 million related to lease payments for haul trucks, which are considered a non-sustaining capital addition

2021 Guidance
Following the acquisition of Premier and sale of Pilar in April 2021, the Company maintains its 2021 production guidance of 600,000 to 665,000 oz of gold and cost guidance for cash costs of $940 to $1,000 per oz of gold sold and AISC of $1,190 to $1,275 per oz of gold sold. Sustaining capital guidance has been increased to $187 million and non-sustaining capital guidance increased to $291 million to reflect the Company’s acquisition of the Mercedes mine and the Company’s 60% share of early construction works at Greenstone.
	Production (oz)	Cash Costs ($/oz)(1)	AISC ($/oz)(1,2)	Sustaining Capital (M$)(1)	Non-sustaining Capital (M$)(1)
Mexico
Los Filos	170,000 - 190,000	$1,125 - 1,200	$1,330 - 1,390	$38	$95
Mercedes(3)	30,000 - 35,000	850 - 900	1,140 - 1,190	15	2
USA
Mesquite	130,000 - 140,000	925 - 975	1,275 - 1,325	48	9
Castle Mountain	30,000 - 40,000	725 - 775	1,100 - 1,150	14	10
Brazil
Aurizona	120,000 - 130,000	720 - 770	1,075 - 1,125	46	4
Fazenda	60,000 - 65,000	820 - 870	1,075 - 1,125	15	2
RDM	55,000 - 60,000	1,000 - 1,050	1,175 - 1,225	10	35
Pilar(4)	9,334	1,460	1,640	1	-
Santa Luz	-	-	-	-	94
Canada
Greenstone(3)	-	-	-	-	40
Total	600,000 - 665,000	$940 - 1,000	$1,190 - 1,275	$187	$291

(1)	Cash costs per oz sold, AISC per oz sold, sustaining capital and non-sustaining capital are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)	Consolidated mine AISC per oz sold excludes corporate general and administration expenses.
(3)	Production and capital attributable to Equinox Gold from April 7, 2021, the date of acquisition
(4)	Actuals attributable to Equinox Gold prior to the sale of Pilar, as announced on April 19, 2021

7

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Operations

Mesquite Gold Mine, California, USA
Mesquite is an open-pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of Castle Mountain. Mesquite has been in production since 1985 and was acquired by Equinox Gold in October 2018.
Operating and financial results for the three months ended March 31, 2021
		Three months ended
Operating data	Unit	March 31, 2021	December 31, 2020	March 31, 2020
Ore mined and stacked on leach pad	kt	345	3,498	5,461
Waste mined(1)	kt	14,749	8,487	5,873
Open pit strip ratio(2)	w:o	42.78	2.43	1.08
Average gold grade stacked to leach pad	g/t	0.25	0.72	0.29
Gold produced	oz	23,147	33,717	36,842
Gold sold	oz	23,069	33,032	36,375
Financial data
Revenue	M$	41.4	61.5	57.5
Cash costs(3)	M$	22.7	29.5	32.0
Sustaining capital(3)	M$	21.9	10.5	3.4
Reclamation expenses	M$	0.4	0.4	0.8
Total AISC(3)	M$	45.0	40.5	36.2
AISC contribution margin(3)	M$	(3.6)	21.0	21.3
Non-sustaining expenditures(3)	M$	(3.8)	(0.6)	(3.7)
Mine free cash flow(3)	M$	(7.4)	20.4	17.5
Unit analysis
Realized gold price per ounce sold	$/oz	1,796	1,861	1,581
Cash cost per ounce sold(3)	$/oz	983	894	880
AISC per ounce sold(3)	$/oz	1,952	1,225	996
Mining cost per tonne mined	$/t	1.45	1.57	1.53
Processing cost per tonne processed	$/t	28.08	3.36	2.30
G&A cost per tonne processed	$/t	11.09	1.19	0.51

(1)	Waste mined includes 13.5 million tonnes (“Mt”) capitalized as deferred stripping for a total of $20.1 million.
(2)	Open pit strip ratio for 2021 will revert to approximately 4.0, compared to a life of pit strip ratio of 3.5
(3)	Cash costs, sustaining capital, non-sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

8

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Q1 2021 Analysis
Production

During Q1 2021, Mesquite produced 23,147 oz of gold (Q4 2020 - 33,717 oz) and sold 23,069 oz (Q4 2020 - 33,032 oz), realizing revenue of $41.4 million (Q4 2020 - $61.5 million) for the Quarter, at an AISC of $1,952 per oz (Q4 2020 - $1,225 per oz) and an average realized gold price of $1,796 per oz (Q4 2020 - $1,861 per oz).

During the Quarter, the Company focused on a stripping campaign at the Brownie deposit, an oxide ore source, with minimal ounces placed on the leach pad. Consequently, and as planned, production in Q1 2021 was lower than the previous quarter. Lower ounce production coupled with three million more tonnes of material moved increased AISC for the Quarter. Processing and G&A cost per tonne are calculated based on tonnes stacked. The Brownie stripping campaign will be completed in Q3 2021 at which point production is expected to increase and unit costs are expected to decrease.

During Q1 2021 Mesquite had no lost-time injuries, achieving a Lost-time Injury Frequency Rate (“LTIFR”) and Total Reportable Injury Frequency Rate (“TRIFR”) per million hours worked of 0.0 and 5.22, respectively.

Exploration and development

The Company spent $2.6 million on exploration during the Quarter. Exploration at the Brownie deposit included 936 metres (“m”) of core and 4,179 m of reverse circulation (“RC”) drilling targeting the deeper extensions of the in-situ gold mineralization discovered in 2020. At the Rainbow deposit, in-fill and step-out drilling included 2,559 m of core and 6,481 m of RC drilling.

During the Quarter, the Company spent $21.9 million of sustaining capital related primarily to capitalized stripping of Brownie, water well improvements and process equipment upgrades. Non-sustaining expenditures during the Quarter of $2.6 million related to exploration drilling of historical dumps and other targets, which are expected to add to production in the future, and $1.2 million in lease payments related to the haul trucks delivered in the period.

Outlook

Mesquite production for 2021 is estimated at 130,000 to 140,000 oz of gold with cash costs of $925 to $975 per oz and AISC of $1,275 to $1,325 per oz. Production is weighted heavily to the second half of the year, with approximately 40% of production coming in Q4 2021.

The increase in 2021 AISC compared to 2020 reflects a year of significant investment at Mesquite with a focus on mine life extension. Sustaining capital of $48 million relates primarily to a $30 million stripping program to access the higher-grade oxide Brownie deposit, which will contribute significantly to production beginning in H2 2021. Ore stacking activity in H1 2021 is expected to be significantly lower than in H2 2021 due to the focus on Brownie stripping. This will result in higher per ounce costs in the earlier part of the year as compared to H2 2021. In addition, the Company has budgeted $10 million for leach pad expansion and $6 million for mining and processing equipment. The Company has also leased ten new CAT 793 haul trucks to upgrade the Mesquite fleet, of which three were received in Q4 2020 and four received in Q1 2021, with the remainder expected in Q2 2021. This investment underscores Equinox Gold’s commitment to mine life extension and will result in improved efficiencies and reduced operating costs.

Building on the Company’s exploration success in 2020, which increased Mesquite Mineral Reserves by 28% and Measured & Indicated Mineral Resources by 94%, non-sustaining capital of $9 million is allocated entirely to exploration with a focus on resource growth in the Brownie, Vista East and Rainbow deposits as well as reserve replacement.

9

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Aurizona Gold Mine, Maranhão, Brazil
Aurizona is an open-pit gold mine located in northeastern Brazil that achieved commercial production on July 1, 2019. The Company believes the mine life can be extended with exploration success along strike from existing Mineral Reserves, as well as from underground Mineral Resources below the existing Piaba open pit. During 2020 the Company completed a preliminary economic assessment (“PEA”)(1) demonstrating the opportunity for both mine life extension and increased annual gold production with development of an underground mine that could operate concurrently with the existing and future open-pit mines, and is advancing a prefeasibility study (“PFS”) for the project with completion targeted for the second half of 2021.
Operating and financial results for the three months ended March 31, 2021
		Three months ended
Operating data	Unit	March 31, 2021	December 31, 2020	March 31, 2020
Ore mined	kt	695	1,231	462
Waste mined	kt	4,473	7,301	2,775
Open pit strip ratio	w:o	6.44	5.93	6.01
Tonnes processed	kt	821	846	754
Average gold grade processed	g/t	1.32	1.59	1.46
Recovery	%	90.4	90.6	87.0
Gold produced	oz	32,290	37,438	32,091
Gold sold	oz	32,278	38,213	30,862
Financial data
Revenue	M$	58.2	71.6	48.7
Cash costs(2)	M$	22.8	23.3	25.2
Sustaining capital(2)	M$	5.2	10.6	3.5
Reclamation and exploration expenses	M$	0.4	0.5	0.6
Total AISC(2)	M$	28.4	34.4	29.4
AISC contribution margin(2)	M$	29.8	37.2	19.3
Non-sustaining capital(2)	M$	(0.3)	(1.1)	(0.3)
Mine free cash flow(2)	M$	29.5	36.1	19.0
Unit analysis
Realized gold price per ounce sold	$/oz	1,802	1,874	1,578
Cash cost per ounce sold(2)	$/oz	706	610	817
AISC per ounce sold(2)	$/oz	879	901	951
Mining cost per tonne mined	$/t	2.30	1.78	3.02
Processing cost per tonne processed	$/t	8.21	8.18	10.12
G&A cost per tonne processed	$/t	3.31	4.14	4.53

(1)	The Aurizona PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results contemplated in the PEA will be realized.
(2)	Cash costs, sustaining capital, non-sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

10

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Q1 2021 Analysis
Production

During Q1 2021, Aurizona produced 32,290 oz of gold (Q4 2020 - 37,438 oz) and sold 32,278 oz (Q4 2020 - 38,213 oz), realizing revenue of $58.2 million (Q4 2020 - $71.6 million) for the Quarter, at an AISC of $879 per oz (Q4 2020 - $901 per oz) and an average realized gold price of $1,802 per oz (Q4 2020 - $1,874 per oz). AISC benefited from steady plant throughput by using stockpile material during periods of high rainfall, and a weak local currency compared to the US dollar.

While Aurizona performed well during Q1 2021, production was lower than the previous quarter due to seasonal increase in rainfall, which was exceptionally heavy in the Quarter and periodically restricted mining and waste stripping activities. When compared to Q1 2020, however, ore and waste moved are higher by 50% and 61%, respectively, reflecting improvements to the mine’s wet weather operational capabilities. Due to exceptionally high rainfall during the Quarter, more ore than planned was mined from the Piaba East pit, which performs better in wet conditions but is lower grade than the Piaba main pit. Waste stripping continued in the central west region of the Piaba Main pit to develop access to high-grade ore for future mining.

During Q1 2021 Aurizona had no lost-time injuries, achieving LTIFR and TRIFR of 0.0 and 1.49, respectively.

Exploration and development

After completing significant drill programs at Piaba Deep, Genipapo and Touro at the end 2020, exploration fieldwork in Q1 2021 was limited to regional mapping, prospecting and soil sampling campaigns. Assay results from the 2020 drill programs are being compiled and integrated into databases and models to support the underground PFS study that is anticipated to be completed in the second half of the year. The Company spent $0.3 million on exploration at Aurizona during the Quarter.

During Q1 2021, the Company spent $5.2 million of sustaining capital primarily related to capitalized stripping and the planned tailings storage facility (“TSF”) raise.

Outlook

Aurizona production for 2021 is estimated at 120,000 to 130,000 oz of gold with cash costs of $720 to $770 per oz and AISC of $1,075 to $1,125 per oz.

AISC for 2021 includes $46 million budgeted for sustaining capital, allocated primarily to $27 million in capitalized waste stripping and $15 million for the TSF raise. Non-sustaining capital of $4 million is directed to exploration and completion of the Piaba underground PFS.

11

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Fazenda Gold Mine, Bahia, Brazil
Equinox Gold acquired Fazenda on March 10, 2020 as part of the acquisition of Leagold (“Leagold Merger”). Fazenda is located in Bahia State, Brazil and has been in operation for more than two decades. Fazenda is primarily an underground operation complemented with some small open pits.
Operating and financial results for the three months ended March 31, 2021
		Three months ended
Operating data	Unit	March 31, 2021	December 31, 2020	March 31, 2020(1)
Ore mined - underground	kt	307	302	77
Tonnes processed	kt	337	332	82
Average gold grade processed	g/t	1.73	1.91	1.84
Recovery	%	90.8	89.9	91.7
Gold produced	oz	17,174	18,196	4,344
Gold sold	oz	17,196	18,237	3,323
Financial data
Revenue	M$	30.8	34.0	5.1
Cash costs(2)	M$	12.5	13.3	2.0
Sustaining capital(2)	M$	3.1	2.7	0.2
Reclamation expenses	M$	0.2	0.1	0.0
Total AISC(2)	M$	15.8	16.1	2.2
AISC contribution margin(2)	M$	15.0	17.9	2.9
Non-sustaining capital(2)	M$	(1.7)	(2.1)	(0.2)
Mine free cash flow(2)	M$	13.3	15.8	2.7
Unit analysis
Realized gold price per ounce sold	$/oz	1,789	1,859	1,535
Cash cost per ounce sold(2)	$/oz	726	728	751
AISC per ounce sold(2)	$/oz	919	881	869
Mining cost per tonne mined	$/t	17.52	20.84	16.97
Processing cost per tonne processed	$/t	10.18	12.66	7.80
G&A cost per tonne processed	$/t	4.71	5.59	3.92

(1)	Fazenda was acquired as part of the Leagold Merger. Operating and financial results for the three months ended March 31, 2020 (“Q1 2020”) are for the period from March 10 to March 31, 2020.
(2)	Cash costs, sustaining capital, non-sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

12

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Q1 2021 Analysis
Production

During Q1 2021, Fazenda produced 17,174 oz of gold (Q4 2020 - 18,196 oz) and sold 17,196 oz (Q4 2020 - 18,237 oz), realizing revenue of $30.8 million (Q4 2020 - $34.0 million) for the Quarter, at an AISC of $919 per oz (Q4 2020 - $881 per oz) and an average realized price of $1,789 per oz (Q4 2020 - $1,859 per oz). AISC benefited from good operating performance during the Quarter and a weak local currency compared to the US dollar.

Plant feed grades in Q1 2021 of 1.73 g/t were lower than in Q4 2020’s 1.91 g/t as ore during Q4 2020 was sourced primarily from the high-grade Canto Sequence. Unit costs were lower in Q1 2021 than the previous quarter due in part to refurbishment of equipment during Q4 2020 as well as completion of sustaining capital expenditures during Q4 2020 that had been deferred from earlier in the year.

During Q1 2021 Fazenda had one lost-time injury, achieving LTIFR and TRIFR of 1.96 and 3.93, respectively.

Exploration and development

The Company drilled a total of 17,480 m at Fazenda during Q1 2021. In the immediate mine area, underground drilling focused on reserve replacement totalled 10,818 m while an additional 4,283 m was drilled from surface and completed a 10,115m program (212 holes) that began in late 2020 and was focused on the potential delineation of additional reserves hosted in the Canto 2 Sequence. Regional reconnaissance drilling totalled 2,379 m, for total exploration expenditure during the Quarter of $1.3 million.

During Q1 2021, sustaining capital expenditures of $3.1 million focused primarily on underground development as well as a scheduled TSF raise. Non-sustaining capital of $1.7 million was for exploration.

Outlook

Fazenda production for 2021 is estimated at 60,000 to 65,000 oz of gold with cash costs of $820 to $870 per oz and AISC of $1,075 to $1,125 per oz.

AISC for 2021 includes $15 million of sustaining capital allocated primarily to $8 million for underground development and equipment and $4 million in open-pit waste stripping. Non-sustaining capital of $2 million relates entirely to exploration.

13

Management’s Discussion and Analysis
For the three months ended March 31, 2021

RDM Gold Mine, Minas Gerais, Brazil
Equinox Gold acquired RDM on March 10, 2020 as part of the Leagold Merger. RDM is located in Minas Gerais State, Brazil and commenced production in early 2014 as a conventional open-pit operation.
Operating and financial results for the three months ended March 31, 2021
		Three months ended
Operating data	Unit	March 31, 2021	December 31, 2020	March 31, 2020(1)
Ore mined	kt	338	680	46
Waste mined(2)	kt	6,040	6,310	615
Open pit strip ratio(3)	w:o	17.87	9.28	13.23
Tonnes processed	kt	630	714	154
Average gold grade processed	g/t	0.86	0.92	0.75
Recovery	%	85.7	86.4	86.4
Gold produced	oz	15,498	18,068	3,700
Gold sold	oz	15,745	18,263	2,768
Financial data
Revenue	M$	28.1	34.1	4.3
Cash costs(4)	M$	16.1	19.2	1.8
Sustaining capital(4)	M$	1.6	3.7	0.2
Reclamation expenses	M$	0.2	0.1	0.1
Total AISC(4)	M$	17.9	23.0	2.1
AISC contribution margin(4)	M$	10.2	11.1	2.2
Care and maintenance	M$	-	-	(0.5)
Non-sustaining capital(4)	M$	(6.2)	-	(0.6)
Mine free cash flow(4)	M$	4.0	11.1	1.1
Unit analysis
Realized gold price per ounce sold	$/oz	1,782	1,857	1,548
Cash cost per ounce sold(4)	$/oz	1,022	1,050	661
AISC per ounce sold(4)	$/oz	1,137	1,261	769
Mining cost per tonne mined	$/t	1.78	1.58	2.06
Processing cost per tonne processed	$/t	9.69	9.03	9.64
G&A cost per tonne processed	$/t	2.94	2.37	2.85

(1)	RDM was acquired as part of the Leagold Merger. Operating and financial results for Q1 2020 are for the period from March 10 to March 31, 2020.
(2)	Waste mined includes 3.5 Mt capitalized as deferred stripping for a total of $6.0 million.
(3)	Open pit strip ratio for 2021 will revert to approximately 11.0.
(4)	Cash costs, sustaining capital, non-sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes

14

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Q1 2021 Analysis
Production

During Q1 2021, RDM produced 15,498 oz of gold (Q4 2020 - 18,068 oz) and sold 15,745 oz (Q4 2020 - 18,263 oz), realizing revenue of $28.1 million (Q4 2020 - $34.1 million) for the Quarter, at an AISC of $1,137 per oz (Q4 2020 - $1,261 per oz) and an average realized price of $1,782 per oz (Q4 2020 - $1,857 per oz).

RDM performance in Q1 2021 was affected by high rainfall in February and both volume of ore mined and grades were lower than Q4 2020. Since higher-grade ore at the bottom of the pit was not accessible, more low-grade stockpile was processed. AISC for Q1 2021 was lower than the previous quarter primarily due to capitalized stripping treated as non-sustaining capital as the major stripping campaign is related to a pushback in the main pit.

During Q1 2021 RDM had no lost-time injuries, achieving LTIFR and TRIFR of 0.0 and 6.81, respectively.

Exploration and development

No exploration was carried out at RDM during the Quarter. A $1.3 million program focused on near mine resource growth is anticipated to commence in Q2 2021.

Sustaining capital expenditures in Q1 2021 were $1.6 million, related primarily to the TSF raise. The Company spent $6.2 million of non-sustaining capital during the Quarter, allocated primarily to capitalized stripping.

Outlook

RDM production for 2021 is estimated at 55,000 to 60,000 ounces of gold with cash costs of $1,000 to $1,050 per oz and AISC of $1,175 to $1,225 per oz.

AISC at RDM in 2021 includes sustaining capital of $10 million to increase capacity of the TSF. Non-sustaining capital of $35 million relates entirely to capitalized stripping for a major expansion pushback of the open pit, providing improved access to the ore body in future years.

15

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Castle Mountain Gold Mine, California, USA
Castle Mountain is an open-pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of Mesquite. Under a previous owner, Castle Mountain produced more than 1.3 million oz of gold from 1992 to 2004 when production ceased due to low gold prices. Equinox Gold acquired Castle Mountain in December 2017 and completed a PFS for the project in July 2018 with the intention of restarting operations, outlining a two-phase development plan with average annual production of approximately 40,000 oz of gold during Phase 1 and an expansion to more than 200,000 oz of gold during Phase 2 operations. The Company commenced Phase 1 construction on October 30, 2019, poured first gold on October 15, 2020 and commenced commercial production on November 21, 2020. In Q1 2021, Equinox Gold completed a feasibility study for the Phase 2 expansion at Castle Mountain, as described in Development Projects.
Operating and financial results for the three months ended March 31, 2021
		Three months ended
Operating data	Unit	March 31, 2021	December 31, 2020(1) (2)
Ore mined and stacked to leach pad	kt	1,236	1,197
Waste mined	kt	224	130
Open pit strip ratio	w:o	0.18	0.11
Average gold grade stacked to leach pad	g/t	0.37	0.33
Gold produced	oz	2,912	5,338
Gold sold	oz	3,049	4,862
Financial data
Revenue	M$	5.4	9.1
Cash costs(3)	M$	3.2	4.5
Sustaining capital(3)	M$	2.3	-
Total AISC(3)	M$	5.5	4.5
AISC contribution margin(3)	M$	(0.1)	4.6
Non-sustaining capital(3)	M$	(2.3)	-
Mine free cash flow(3)	M$	(2.4)	4.6
Unit analysis
Realized gold price per oz sold	$/oz	1,776	1,875
Cash cost per oz sold(3)	$/oz	1,045	921
AISC per oz sold(3)	$/oz	1,811	921
Mining cost per tonne mined	$/t	2.92	3.37
Processing cost per tonne processed	$/t	1.13	2.14
G&A cost per tonne processed	$/t	1.41	2.28

(1)	Castle Mountain commenced commercial production on November 21, 2020. As such, comparative figures for previous quarters are not presented. Operating and financial results for the three months ended December 31, 2020 (“Q4 2020”) are for the period from November 21 to December 31, 2020.
(2)	The Company early adopted the amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use on January 1, 2021. The amendment applies retrospectively. For the three months ended December 31, 2020, the Company reclassified $1.6 million of pre-commercial production net income at Castle Mountain from property, plant and equipment to the income statement, comprising $2.9 million in revenue, $1.0 million in production costs and $0.3 million in depreciation. Operating and financial data has been represented to reflect application of this change in accounting policy.
(3)	Cash costs, sustaining capital, non-sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

16

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Q1 2021 Analysis
Production

During Q1 2021, Castle Mountain produced 2,912 oz (Q4 2020 - 5,338 oz) of gold and sold 3,049 oz (Q4 2020 - 4,862 oz) of gold, realizing revenue of $5.4 million (Q4 2020 - $9.1 million) for the Quarter, at an AISC of $1,811 per oz (Q4 2020 - $921 per oz) and an average realized price of $1,776 per oz (Q4 2020 - $1,875 per oz).

The Company continues to optimize leach pad and plant operations. Solution flow has increased in April and daily ounce production has more than doubled compared to Q1 2021.

During Q1 2021 Castle Mountain had no lost-time injuries, achieving LTIFR and TRIFR of 0.0 and 19.01, respectively. TRIFR is calculated per total work hours, which are lower at Castle Mountain than at other projects as the result of a smaller operating team.

Exploration and development

The Company did not undertake any exploration at Castle Mountain during Q1 2021.

Sustaining capital expenditures in Q1 2021 were $2.3 million, which includes $1.1 million for mining and process equipment and $0.8 million for the access road. Non-sustaining capital expenditures in Q1 2021 were $2.3 million primarily related to the construction of an on site assay laboratory as well as Phase 2 feasibility study work.

Outlook

Castle Mountain production for 2021 is estimated at 30,000 to 40,000 ounces of gold with cash costs of $725 to $775 per ounce and AISC of $1,100 to $1,150 per ounce.

AISC at Castle Mountain in 2021 includes sustaining capital of $14 million primarily comprising $9 million for a leach pad expansion that will accommodate the entirety of Phase 1 operations and $3 million for plant optimization.

Non-sustaining capital of $10 million budgeted for Castle Mountain in 2021 includes $7 million to complete the feasibility study and commence permitting for the Phase 2 expansion and $2 million to construct an assay lab on site.

17

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Los Filos Gold Mine, Guerrero, Mexico
Equinox Gold acquired Los Filos on March 10, 2020 as part of the Leagold Merger. Los Filos is located in Guerrero State, Mexico, and began production in 2008. Current operations comprise two open pits (Los Filos and Bermejal), one underground mine (Los Filos) and secondary recovery from previously leached ores. Ore from these deposits is processed using heap leach recovery. An expansion project is underway to increase annual production and extend the mine life, including the addition of an underground mine (Bermejal), another open pit (Guadalupe) and construction of a carbon-in-leach (“CIL”) plant to operate concurrently with the existing heap leach operation for processing of higher-grade ore.
Operating and financial results for the three months ended March 31, 2021
		Three months ended
Operating data	Unit	March 31, 2021	December 31, 2020(2)	March 31, 2020(1)
Ore mined - open pit	kt	771	-	42
Waste mined - open pit	kt	10,541	399	2,146
Open pit strip ratio	w:o	13.67	-	50.64
Average open pit gold grade	g/t	0.33	-	0.30
Ore mined - underground	kt	134	-	47
Average underground gold grade	g/t	3.50	1.83	4.09
Ore re-handled for secondary leaching	kt	1,514	403	-
Gold produced	oz	29,447	13,615	9,617
Gold sold	oz	28,599	13,740	7,468
Financial data
Revenue	M$	50.7	26.4	11.7
Cash costs(3)	M$	56.8	14.2	6.7
Sustaining capital(3)	M$	6.1	3.2	0.7
Reclamation expenses	M$	0.9	0.1	0.0
Total AISC(3)	M$	63.8	17.5	7.4
AISC contribution margin(3)	M$	(13.1)	8.9	4.2
Care and maintenance	M$	(1.1)	(16.7)	-
Non-sustaining capital(3)	M$	(16.1)	(2.9)	(4.0)
Mine free cash flow(3)	M$	(30.3)	(10.7)	0.2
Unit analysis
Realized gold price per ounce sold	$/oz	1,770	1,932	1,545
Cash cost per ounce sold(3)	$/oz	1,987	1,035	895
AISC per ounce sold(3)	$/oz	2,230	1,271	992
Mining cost per tonne mined - open pit	$/t	1.28	1.85	1.28
Mining cost per tonne mined - underground	$/t	96.04	168.60	58.82
Processing cost per tonne processed	$/t	7.34	n/a	5.03
G&A cost per tonne processed	$/t	2.30	n/a	0.94

(1)	Los Filos was acquired as part of the Leagold Merger. Operating and financial results for Q1 2020 are for the period from March 10 to March 31, 2020.
(2)	Los Filos was on care and maintenance for all but a few days of Q4 2020 as the result of a community blockade, which was resolved in late December 2020.
(3)	Waste mined includes 7.3 Mt capitalized as deferred stripping for a total of $9.9 million.
(4)	Open pit strip ratio for 2021 will revert to approximately 5.0, compared to an average life of pit strip ratio of 4.2
(5)	Cash costs, sustaining capital, non-sustaining capital, AISC, AISC contribution margin, mine free cash flow, cash cost per oz sold, and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

18

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Q1 2021 Analysis
Production

During Q1 2021, Los Filos produced 29,447 oz of gold (Q4 2020 - 13,615 oz) and sold 28,599 oz (Q4 2020 - 13,740 oz), realizing revenue of $50.7 million (Q4 2020 - $26.4 million) for the Quarter, at an AISC of $2,230 per oz (Q4 2020 - $1,271 per oz) and an average realized price of $1,770 per oz (Q4 2020 - $1,932 per oz).

Mining and development activities at Los Filos recommenced on December 23, 2020, following an extended community action that is now resolved. The Company ramped up mining production in January and focused on waste stripping at the Guadalupe open pit. Bermejal underground development recommenced in early Q2 2021 with the mobilization of the underground mining contractor. In-fill drilling is ongoing at Guadalupe and will improve geological model information in anticipation of accessing the main ore body around mid-year 2021.

In Q1 2021, lower ore production resulted in mining costs being allocated to fewer ounces placed on the leach pad, which drove a $9.0 million write-down on inventories. The second half of 2021 is expected to see increased ore tonnes and grades, which will increase production and lower costs per ounce.

During Q1 2021 Los Filos had one lost-time injury, achieving LTIFR and TRIFR of 0.76 and 3.78, respectively.

Exploration and development

Exploration during Q1 2021 focused on testing the potential extensions of known mineralization and untested areas of the Los Filos underground deposit. A total of 3,906 m (18 holes) of a planned 14,000 m program have been completed at a cost of $0.7 million for the Quarter.

During Q1 2021, following the staged restart of operations after the blockade, sustaining capital expenditures were $6.1 million, primarily for underground development and capitalized stripping. The Company continued to advance technical studies related to the planned expansion, as described in Development Projects. Non-sustaining capital expenditures of $16.1 million during the Quarter related primarily to stripping of the Guadalupe open pit.

Outlook

Los Filos production for 2021 is estimated at 170,000 to 190,000 oz of gold, with production weighted heavily toward the second half of the year. Production will increase as development activities provide access to higher-grade ore from the Guadalupe open pit around mid-year and the Bermejal underground later in the year, as described in Development Projects.

Cash costs and AISC are expected to be higher at the start of the year and lower in H2 2021 as grade and production increases, with full-year cost guidance estimated at cash costs of $1,125 to $1,200 per oz sold, with AISC of $1,330 to $1,390 per oz sold.

Capital investments at Los Filos during 2021 will set the stage for production growth and mine life extension, with a total budget of $133 million for the year. AISC includes $38 million of sustaining capital, with $13 million allocated for fleet refurbishment and processing equipment, $9 million for development at the Los Filos underground mine and $13 million for capitalized stripping of the Los Filos and Guadalupe open pits.

Non-sustaining capital of $95 million relates to the expansion project and was in part deferred from 2020, including $48 million for Bermejal underground development, $10 million for pre-stripping of the Guadalupe open pit and $25 million for fleet rebuilds and new equipment. In addition, $9 million is directed to exploration and Los Filos underground development.

19

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Development Projects
Santa Luz Project, Bahia, Brazil

The Company announced construction of Santa Luz on November 9, 2020 with an approved budget of $103 million.

Santa Luz is a past-producing open-pit mine in Bahia State, Brazil, that commenced operations in mid-2013 but was placed on care and maintenance in September 2014 due in part to lower than planned gold recovery. Following its acquisition of Santa Luz in May 2018, Leagold completed an updated feasibility study incorporating resin-in-leach processing to increase gold recovery.

Following its acquisition of Leagold, Equinox Gold continued reviewing plans for the Santa Luz restart and published its results on November 9, 2020, outlining the design of a mine that is expected to produce 903,000 oz of gold and generate $436 million in after-tax net cash flow (at the base case $1,500 per oz gold price) over an initial 9.5-year mine life, with additional upside from underground Mineral Resources.

Q1 2021 analysis and outlook

As a brownfield past-producing mine, the majority of site services and infrastructure is already in place at Santa Luz. Primary activities to restart the mine include refurbishing existing infrastructure, retrofitting the plant, installing a new leach system and additional grinding capacity, and increasing the storage capacities of the existing tailings and water storage facilities.

Site construction activities during the Quarter included the complete rebar installation and concrete pours for eight of the twelve tanks in the pre-aeration, leach and detoxification area. Rebar and concrete foundation works commenced in the secondary grinding area as well as pre-assembly of platforms in all areas to prepare for structural steel installation. Preparation for the installation of new pumps and equipment into the existing primary grinding area also commenced and equipment (jaw crusher, cone crusher, vibrating grizzly) in the primary and secondary crushing areas was removed for refurbishment. The construction team began topsoil removal and stockpiling in anticipation of the tailings and water storage dam wall raises while the fresh water transfer from the C1 pit to the tailings facility is nearly complete. Procurement activities for various plant components remains on track and aligned with planned activities.

Santa Luz construction is more than 30% complete as of the date of this MD&A. Of the $103 million total capital cost for the project, the Company had committed $46.5 million in contracts and spent $11.8 million as at March 31, 2021 including expenditures incurred during 2020. The project is on schedule, with completion of construction expected by year-end 2021 and commissioning and first gold pour in Q1 2022.

Los Filos Expansion, Guerrero, Mexico
The Company is planning an expansion of the Los Filos gold mine complex including enlarging the Los Filos open pit, developing a second underground mine (Bermejal), adding a new open pit (Guadalupe) and constructing a new CIL plant to process higher-grade ore. The expansion is expected to increase Los Filos production to approximately 350,000 oz of gold per year.
Q1 2021 analysis and outlook

Initial stripping and mining in the Guadalupe open pit continued throughout the Quarter. Bermejal underground development remained suspended during the Quarter and was lifted in April after finalization of the community social collaboration agreement.

On April 12, 2021, the Company announced that the contractor was commencing mobilization of its equipment to commence development of the Bermejal underground mine. Los Filos has signed an updated social collaboration agreement with the Carrizalillo community that is similar to the previous social collaboration agreement with a term to April 2025 and certain clarified provisions that will facilitate improved implementation.

Engineering and optimization studies related to the new CIL plant continued through Q1 2021. Critical and long-lead equipment has been identified for further cost and technical improvements. The preferred plant site has been selected and the design layout has been updated.

20

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Mine planning and scheduling is being updated to reflect current gold prices, the larger, more efficient plant size and to incorporate additional ore to expand the current heap leach operations. This update is expected to allow for conversion of additional ounces from Mineral Resources to Mineral Reserves, which would extend the mine life. The expansion feasibility study is expected to be completed around mid-year, at which point the Company will be in a position to determine timing to commence construction of the CIL plant.

Castle Mountain Expansion, California, USA
Q1 2021 analysis and outlook

In March 2021, the Company announced the results of the feasibility study for a Phase 2 expansion at Castle Mountain. The current operation consists of a ROM heap leach facility placing 12,700 tonnes per day of ore. Phase 2 will expand ROM heap leaching and incorporate milling of higher-grade ore, increasing production to an average of 218,000 oz per year for 14 years followed by leach pad rinsing to recover residual gold.

Life-of-mine production including Phase 1 operations and end of mine life rinsing is estimated at 3.4 million oz of gold. On a standalone basis, Phase 2 is expected to produce 3.2 million oz of gold at average AISC of $858 per oz of gold sold. Total initial capital for the Phase 2 expansion is estimated at $389 million, excluding $121 million for a leased mining fleet, with life-of-mine sustaining capital estimated at $147 million. Using the base case $1,500/oz gold price, Phase 2 has an after-tax NPV5% of $640 million (“NPV5%” discounted at 5% from the start of Phase 2 construction) and an internal rate of return (“IRR”) of 18%.

The feasibility study included an updated Mineral Reserve and Mineral Resource estimate for Castle Mountain. The total project mine plan is based on Proven and Probable Mineral Reserves of 257.9 million tonnes (“Mt”) grading 0.51 g/t gold for 4,168,000 contained oz of gold, an increase of 17% compared to the 2018 PFS. Measured and Indicated Resources are estimated at 74.2 Mt grading 0.62 g/t gold for 1,470,000 contained oz of gold, exclusive of reserves. A complete breakdown of Castle Mountain Mineral Reserves and Mineral Resources is included in the Appendix to this MD&A.

While Phase 2 is expected to operate within the existing approved mine boundary, the changes to previously analyzed impacts, such as increased land disturbance within the mine boundary and increased water use, will require amendments to the Company’s Mine and Reclamation Plan (Plan of Operation) for the Project. Permitting is expected to commence in the second half of 2021.

Aurizona Underground Studies, Brazil

In May 2020 the Company announced the results of a positive PEA for potential underground development of the Piaba deposit at Aurizona. It is anticipated that the underground deposit could be mined and processed concurrently with mill feed from the open pit at Aurizona, resulting in a higher average mill feed grade. The underground mine would use and benefit from the existing process plant and other infrastructure used by the operating open-pit mine including power, water and current and expanded tailings storage facilities.

Over an estimated ten-year mine life, the underground mine has the potential to produce 740,500 oz of gold in addition to existing open-pit production, with an after-tax NPV5% of $122 million and IRR of 25% at the base case gold price of $1,350 per oz ($228 million and 38%, respectively, at $1,620 per oz gold price).

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results contemplated in the PEA will be realized.

Q1 2021 analysis and outlook
The Company continues to advance a PFS for potential development of an underground mine at Aurizona. As contemplated, the underground mine would operate concurrently with the open-pit mine, providing higher-grade ore feed to the existing process plant, and would benefit from infrastructure currently used by the operating open-pit mine including power, water and the current and expanded TSFs. The PFS also contemplates the development of other nearby open pits to further supplement both open pit and underground operations at the Piaba mine. The PFS is targeted for completion in the second half of 2021.

21

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Work to support the PFS includes resource estimation, trade-off studies and early-stage mine planning and design. Geotechnical and hydrogeological work to support the underground part of the PFS was completed in Q1 2021. The underground deposit would be mined using long-hole stoping methods and to access separate mining areas via a decline ramp. Early-stage mine design of satellite open pit deposits is also being advanced as part of the study.

The Company drilled a total of 23,916 m in 52 holes during 2020 to increase confidence in the continuity of mineralization, expand the underground Mineral Resources and upgrade the classification of the resources from Inferred to Indicated to support the PFS. Every hole intersected gold mineralization and 49 of the 52 holes, intersected significant gold mineralization. The 2020 drill program tested the deposit to depths of 1,000 m below surface and results to date have shown that the deposit remains open. Assay results were reported in an Equinox Gold press release on January 18, 2021. The Company has planned an additional $1.0 million exploration spend (approximately 7,000 m) for 2021 focused on the underground deposit.

Health, Safety & Environment
Health & Safety

Equinox Gold had three lost-time injuries during the Quarter with over four million hours worked. Equinox Gold’s rolling 12-month LTIFR at the end of Q1 2021 is 0.74 LTI per million hours worked, which is better than the target of 0.76. The Company’s TRIFR, which is a measure of all injuries that require the attention of medically trained personnel, is 3.96 for Q1 2021 (rolling 12 months) and is higher than the target of 3.86 incidents per million hours worked.

The COVID-19 pandemic has continued to present additional health and safety challenges. Equinox Gold took early precautionary measures at all of its operations to manage issues related to the COVID-19 pandemic with the primary goal of protecting the health, safety and economic wellbeing of the Company’s workforce and local communities. The company continues with routine COVID-19 testing at all of its mine sites and the Corporate office with the objective of identifying carriers early so they can self-isolate before inadvertently spreading the virus to others. While all of the Company’s sites have experienced some cases of COVID-19, the vast majority of cases have been asymptomatic. Vaccination programs are underway in all of the countries in which Equinox Gold operates; the Company is providing vaccine information to its workforce with the objective of reducing barriers to vaccination and maximizing the number of workers that receive the vaccine.

Environment
In total, there were 18 environmental incidents reported during the Quarter with only one considered “significant” as defined by the Company’s policies, and that incident was determined to have “moderate” consequence. From March 23-25 the northwest region of Maranhão State, Brazil received exceptionally heavy rain (more than 450 mm), described as a 1-in-10,000-years rain event. Widespread flooding in the region washed out many roads and increased turbidity in waterways and local sources of drinking water, as many lakes and rivers in the region overflowed. The heavy rain event had no impact on the operational structures at the mine, including the pits, tailings storage facility and waste rock facilities.
22

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Community Development & ESG Reporting
Community Development
Equinox Gold engages in early, frequent and transparent dialogue with stakeholders as a means to build trust and provide a space for collaboration and long-term commitment. The Company maintains formal systems to identify stakeholders and communities of interest and strives to maintain strong local relationships by meeting regularly with host communities to discuss activities, report on environmental performance and discuss concerns. At all operations, dedicated community departments seek local feedback, particularly where improvements are needed and collaborative solutions can be implemented.

In the first quarter of 2021, social gathering restrictions related to the COVID-19 pandemic continued to affect the Company’s community engagement and investment programs across all operations. The Company proactively communicated with community leaders and other local authorities about the health and safety protocols adopted by the mine sites and collaboratively identified ways to support both the health and economic wellbeing of local communities. Meetings that could not safely be held in person, following appropriate COVID-19 safety protocols, were held by phone or using online tools.

Most of Equinox Gold’s sites maintained temporary suspension of community activities in Q1 2021 due to COVID-19 restrictions, such as site visits, school and community events and some hands-on training programs. However, some engagement activities have resumed with the implementation of strict health and safety protocols and/or online tools.

As a result of recent widespread flooding in the northwest region of Maranhão State, Brazil, as described above, mine site personnel reacted quickly to support the community, including by transporting people across roads during the two days the roads were flooded, helping to quickly restore road access, delivering clean water by truck to supplement household water supplies and delivering bottled drinking water to supplement supplies that were available in the community. The Company offered assistance to improve the community’s water treatment plant and after further assessment, as a sustainable community investment project, the Company has announced its decision to install a new water treatment plant to replace the current facility, which will improve both water quality and access. Mine personnel has been communicating regularly with community members and leaders, public agencies and regulators to ensure the assistance measures are aligned with community needs.

ESG Reporting

The Company’s sustainability reporting strategy defined in 2020 includes the adoption of reporting frameworks such as Global Reporting Initiative (“GRI”), Sustainability Accounting Standards Board (“SASB”) and the Task Force on Climate-related Financial Disclosures (“TCFD”). During the Quarter, the Company advanced preparation of a preliminary ESG report to be published in Q2 2021 and defined a work plan for full sustainability reporting in 2022 using the selected reporting frameworks. The preliminary ESG report reflects the Company’s commitment to transparency so that all stakeholders are aware of Equinox Gold’s ESG performance and challenges during 2020, targets and planned actions going forward, and the Company’s management approach regarding material aspects of its business. Equinox Gold also continued to publish select ESG data quarterly in the Responsible Mining section of the Company’s website. Equinox Gold looks forward to continuously expanding its disclosure process to facilitate an increased level of engagement and discussion about salient ESG issues with the Company’s stakeholders.

During Q1 2021, the Company released its Tailings Management Overview document that outlines the policies, management approach and governance of the Company’s TSFs. The document is available in the Responsible Mining / Environment section of the Company’s website.

Also during the Quarter, Equinox Gold compiled its baseline Greenhouse Gas (“GHG”) emission inventory based on 2020 energy consumption data. The Company is finalizing its 2021 GHG emission targets and has also been reviewing the physical and transitional risks associated with climate change to support ESG reporting using the TCFD framework.

23

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Recent Corporate Developments
Premier Transaction

On April 7, 2021, Equinox Gold completed the Premier Transaction, adding Premier’s 50% interest in the construction-ready Greenstone Project in Ontario, Canada, its 100% interest in the producing Mercedes Mine in Mexico, and its interest in the Hasaga, Rahill-Bonanza and Beardmore exploration properties in Ontario to the Company’s existing portfolio of gold assets.

Under the terms of the Premier Transaction, the Company acquired 100% of the issued and outstanding shares of Premier at an exchange ratio of 0.1967 Equinox Gold common shares for each Premier share held, such that existing Equinox Gold and Premier shareholders own approximately 84% and 16% of Equinox Gold, respectively, on an issued share basis. Each Premier option and warrant will become exercisable for Equinox Gold common shares, as adjusted in accordance with the exchange ratio. As a result of the acquisition of Premier, the Company issued 47,373,723 common shares (valued at approximately $400.0 million based on the Company’s April 7, 2021 closing price), 2,813,747 replacement options and 688,450 replacement warrants.

In connection with the Premier Transaction, Premier completed the spin-out of i-80 Gold Corp. (“i-80 Gold”), to Equinox Gold and to Premier shareholders. i-80 Gold is a US-focused gold production and development company that holds Premier’s Nevada assets. Equinox Gold received 41,287,362 shares in i-80 Gold in connection with the spin-out.

As per terms of the Premier Transaction, Equinox Gold participated in the i-80 Gold private placement financing, purchasing 9,274,384 units at a price of C$2.60 per unit, for a total investment of $19.2 million (C$24.1 million). Each unit comprises one common share of i-80 Gold and one quarter of one common share purchase warrant. Each whole warrant entitles Equinox Gold to acquire one common share of i-80 Gold at a price of C$3.64, until September 18, 2022.

After completion of the financing, Equinox Gold holds 50,561,746 shares in i-80 Gold, representing approximately 28% of i-80 Gold’s issued and outstanding shares on a basic basis with a current market value of approximately C$124 million as of the date of this MD&A.

Concurrent financing
Concurrent with the Premier Transaction the Company completed a non-brokered private placement for C$75.0 million (the “Private Placement”). The Company issued 7.5 million common shares a price of C$10.00 per share for gross proceeds of C$75.0 million. Certain of the Company’s executives and directors subscribed for C$40.4 million in subscription receipts, which is a related party transaction.
Increased interest in Greenstone Project
On April 16, 2021, the Company completed the acquisition of 10% of Orion’s interest in Greenstone. The Company paid to Orion $51.0 million in cash on closing and assumed certain contingent payment obligations comprising:
•	$5.0 million in cash 24 months after a positive mine construction decision for Greenstone; and
•	Delivery of approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after production milestones of 250,000 oz, 500,000 oz and 700,000 oz from Greenstone.
Sale of Pilar Mine
On April 19, 2021, the Company completed the sale of its Pilar Mine to Pilar Gold Inc. for aggregate consideration of:
•	$38 million payable as follows:
-	$10.5 million on closing, which has been received;
-	$10 million payable on or before May 31, 2021; and
-	$17.5 million payable on or before July 31, 2021;
•	9.9% equity interest in Pilar Gold Inc.; and a
•	1% net smelter returns royalty on production from the Pilar Mine.

Pilar Gold Inc. is a private Canadian company with plans to seek a public listing later this year. Listing of Pilar Gold Inc. is subject to the approval of the applicable stock exchange. There is no guarantee that Pilar Gold Inc. will receive approval for such listing.

24

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Sale of shares in Solaris Resources

On April 28, 2021, the Company completed the sale of a portion of its shareholdings in Solaris totaling ten million common shares (the “Solaris Shares”) to Augusta Investments Inc. and a strategic shareholder for gross proceeds of C$82.5 million. In addition, Equinox Gold granted to the buyers warrants to purchase an additional five million Solaris Shares from the Company for a period of 12 months at C$10.00 per share (the “Warrants”). In the event all Warrants are exercised, the total gross proceeds to Equinox Gold would be C$132.5 million. Post-completion of the sale, Equinox Gold holds 17,826,737 Solaris Shares, representing approximately 16.9% of the issued and outstanding Solaris Shares on a non-diluted basis. If the Warrants are fully exercised, Equinox Gold will sell an additional five million Solaris Shares and would then hold 12,826,737 Solaris Shares, representing approximately 12.2% of the issued and outstanding Solaris Shares on a non-diluted basis.

Equinox Gold also currently holds warrants of Solaris exercisable to acquire an aggregate of 10,218,750 Solaris Shares (the “Solaris Warrants”), representing approximately 8.9% of the issued and outstanding Solaris Shares on a partially diluted basis. The sale of Solaris Shares will not result in any change to Equinox Gold’s ownership in Solaris Warrants. Following the sale of the Solaris Shares, and assuming the Warrants are fully exercised, if all the Solaris Warrants held by Equinox Gold were exercised Equinox Gold would hold approximately 19.97% of the issued and outstanding Solaris Shares on a partially diluted basis, assuming no other convertible securities of Solaris are exercised. The current market value of the Company’s remaining shares and warrants in Solaris is approximately $200 million[1].

[1]	Market value as of April 30, 2021 for 17.8 million common shares and the intrinsic value 10.2 million warrants.

25

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Financial Results
Selected financial results for the three months ended March 31, 2021 and 2020(1)
$ amounts in millions, except per share amounts	Three months ended
	March 31, 2021	March 31, 2020(1)
Revenue	$229.7	$130.0
Operating expenses	(146.8)	(76.5)
Depreciation and depletion	(38.7)	(16.9)
Earnings from mine operations	44.2	36.6
Care and maintenance	(2.0)	(0.9)
Exploration	(3.0)	(2.6)
General and administration	(7.4)	(6.7)
Income from operations	31.9	26.4
Other income (expense)	38.4	9.0
Net income (loss) before taxes	70.3	35.4
Tax (expense) recovery	(20.0)	(29.8)
Net income (loss) and comprehensive income (loss)	50.3	5.6
Net income (loss) per share attributable to Equinox Gold shareholders,
Basic	0.21	0.04
Diluted	0.14	0.04
(1) Financial results for the three months ended March 31, 2020 include the results of operations for mines acquired through the Leagold Merger for the period of March 10 to March 31, 2020.
Earnings from mine operations

Revenue for Q1 2021 was $229.7 million (Q1 2020 - $130.0 million) on sales of 128,555 oz (Q1 2020 - 82,629 oz) of gold. The increase in revenue from Q1 2020 is primarily due to increased gold ounces sold due to a full quarter of production from the Leagold mines acquired in March 2020. The Company’s realized gold price also increased to $1,786 per oz in Q1 2021 from $1,574 per oz in Q1 2020.

Operating expenses increased in Q1 2021 to $146.8 million (Q1 2020 - $76.5 million) and depreciation and depletion in Q1 2021 increased to $38.7 million (Q1 2020 - $16.9 million). The primary increase from comparative periods in 2019 is due to a full quarter of operations from the Leagold mines.

Care and maintenance
Care and maintenance costs in Q1 2021 were $2.0 million (Q1 2020 - $0.9 million) and were incurred at Pilar due to a temporary stoppage in January for plant repairs and at Los Filos due to the delayed start of development at Bermejal underground until the community agreement with the Carrizalillo community was signed. Care and maintenance costs in Q1 2020 were related to a temporary suspension at the Pilar mine due to the COVID-19 pandemic.
Exploration
Exploration in Q1 2021 was $3.0 million (Q1 2020 - $2.6 million). The increase in exploration expenditures from prior comparative periods is related to increased exploration activity at a larger number of properties.
General and administration
General and administration expenditures in Q1 2021 were $7.4 million (Q1 2020 - $6.7 million). The increase was primarily due to salaries and wages associated with an increased number of employees as the Company has grown, roughly doubling in size from Q1 2020.

26

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Other expense

Other expense comprises finance (including interest) expense, finance income and other income (expense).

Other income for Q1 2021 was $38.4 million (Q1 2020 - $9.0 million). Other income in Q1 2021 was largely driven by an unrealized gain on the change in fair value of gold contracts inherited from Leagold of $42.1 million (Q1 2020 - $23.7 million) due to a decrease in forward gold prices at March 31, 2021 as compared to December 31, 2020, and an unrealized gain on the change in fair value of share purchase warrants of $30.0 million (Q1 2020 - $10.1 million) due to a decrease in the Company’s share price during Q1 2021. This was offset by realized losses on the settlement of gold collar and forward contracts of $10.3 million (Q1 2020 - $1.7 million) and an unrealized loss on the change in fair value of foreign exchange contracts of $11.3 million (Q1 2020 - $18.3 million).

Finance expense in Q1 2021 was $8.7 million (Q1 2020 - $6.9 million). The increase from the prior year is due to more interest expense on a larger balance of debt outstanding during the period.

Finance income in Q1 2021 was $0.4 million (Q1 2020 - $0.3 million) and relates to interest earned on cash balances.

Tax expense
Tax expense in Q1 2021 was $20.0 million (Q1 2020 - $29.8 million). Tax expense in the Quarter was composed of current tax expense of $11.3 million (Q1 2020 - $7.9 million) and deferred tax expense of $8.6 million (Q1 2020 - $21.9 million). The increase in current tax expense was due to the increase in sales at Aurizona and as a result of a full quarter of production and income from the Leagold assets compared to Q1 2020. Decrease in deferred tax expense in Q1 2021 was due to a lower impact of foreign exchange on deferred income tax liabilities.

Selected quarterly information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through March 31, 2021:
$ amounts in millions, except per share amounts	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020
Revenue	$229.7	$255.5	$244.5	$215.4
Operating costs	(146.8)	(114.1)	(119.7)	(113.0)
Depreciation and depletion	(38.7)	(43.7)	(36.1)	(35.2)
Earnings from mine operations	44.2	97.7	88.7	67.2
Care and maintenance	(2.0)	(29.4)	(13.1)	(21.6)
Exploration	(3.0)	(2.4)	(2.9)	(3.9)
General and administration	(7.4)	(16.1)	(8.1)	(9.6)
Income from operations	31.9	49.8	64.6	32.1
Other income (expense)	38.4	17.4	(51.7)	(104.6)
Net income (loss) before taxes	70.3	67.2	12.9	(72.5)
Tax recovery (expense)	(20.0)	24.0	(9.7)	(5.3)
Net income (loss) and comprehensive income (loss)	50.3	91.2	3.2	(77.8)
Net income (loss) per share attributable to Equinox Gold shareholders,
Basic	0.21	0.37	0.01	(0.34)
Diluted	0.14	0.30	0.01	(0.34)

27

Management’s Discussion and Analysis
For the three months ended March 31, 2021

	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019
Revenue	$130.0	$119.0	$91.9	$35.4
Operating costs	(76.5)	(61.0)	(49.9)	(24.0)
Depreciation and depletion	(16.9)	(19.4)	(11.2)	(3.8)
Earnings from mine operations	36.6	38.5	30.8	7.6
Care and maintenance	(0.9)	-	-	-
Exploration	(2.6)	(1.7)	(0.9)	(3.2)
General and administration	(6.7)	(9.9)	(3.3)	(3.7)
Income from operations	26.4	26.9	26.5	0.7
Other expense	9.0	(32.6)	(14.9)	(13.5)
Net income (loss) before taxes	35.4	(5.7)	11.6	(12.7)
Tax (expense) recovery	(29.8)	(2.8)	(3.5)	1.2
Net income (loss) and comprehensive income (loss)	5.6	(8.5)	8.1	(11.5)
Net income (loss) per share attributable to Equinox Gold shareholders, basic and diluted	0.04	(0.08)	0.07	(0.09)

Liquidity and Capital Resources
Working capital

At March 31, 2021, Equinox Gold had cash and cash equivalents of $317.5 million (December 31, 2020 - $344.9 million) and net working capital of $393.4 million (December 31, 2020 - $423.4 million).

As at March 31, 2021, trade and other receivables were $47.2 million (December 31, 2020 - $55.9 million) comprising $4.6 million receivable from gold sales (December 31, 2020 - $17.2 million), $31.5 million of value-added taxes receivable from the Brazilian and Mexican governments (December 31, 2020 - $23.9 million), and $3.5 million receivable from Serabi Gold plc from the sale of Anfield’s Coringa project (December 31, 2020 - $6.4 million).

Current inventory at March 31, 2021 totalled $196.0 million compared to $208.3 million at December 31, 2020. The decrease in inventories was due to the draw down of heap leach inventory at Mesquite due to minimal fresh ore placed on the leach pads during the Quarter, and at Los Filos as the mine resumed operations in late December 2020.

The Company had other current assets at March 31, 2021 of $52.0 million (December 31, 2020 - $35.7 million), primarily composed of prepaid expenses and marketable securities. The increase in other current assets related to a $20.8 million short-term loan to i-80 Gold, which was repaid in full in April 2021.

Current liabilities at March 31, 2021 were $308.1 million (December 31, 2020 - $222.7 million). The increase in current liabilities was mainly due to a $62.0 million derivative liability, offset by $62.0 million of restricted cash, related to the Company’s Private Placement completed in April 2021. The Company’s functional currency is the US dollar whereas the subscription receipts were fixed in Canadian dollars. As a result, these are considered a derivative for accounting purposes at period end. The derivative liability was settled by the receipt of cash and issuance of common shares upon closing of the Premier Transaction on April 7, 2021.

Cash flow

The Company generated $79.4 million in cash from operations in Q1 2021 (Q1 2020 - $3.5 million). The increase resulted from a full quarter of production from the Leagold mines in Q1 2021, and higher realized gold prices.

Cash used in investing activities in Q1 2021 was $89.6 million (Q1 2020 - $18.2 million cash generated from investing activities). The Company spent $70.9 million (Q1 2020 - $34.4 million) on capital expenditures in the Quarter. The increase from the prior year was due to significant investment in growth projects in 2021, including capitalized stripping at Mesquite and Los Filos to access higher grade ore and development of the Santa Luz project. During the Quarter, the Company also provided a short-term loan to i-80 Gold for $20.8 million, which was repaid in full in April 2021.

Cash used in financing activities in Q1 2021 was $9.1 million (Q1 2020 - $216.1 million cash generated from financing activities). The Company paid $5.3 million (Q1 2020 - $15.0 million) in interest and financing fees during the Quarter and $3.8 million (Q1 2020 - $0.5 million) in lease payments. Cash generated from financing activities in the prior year resulted from refinancing of the Company’s loan facilities as well as Convertible Notes issued and equity raised concurrent with the Leagold merger.

28

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Share capital transactions
The Company issued shares in conjunction with the following transactions during the Quarter:
# Shares
Balance December 31, 2020	242,354,406

Issued on exercise of warrants, stock options and vested RSUs	487,462
Balance March 31, 2021	242,841,868

Outstanding Share Data
As at the date of this MD&A, the Company has 298,875,483 shares issued and outstanding, 4,584,770 shares issuable under stock options, 19,472,917 shares issuable under share purchase warrants and 2,303,130 shares issuable under restricted share units (RSUs). The Company also has 44,458,210 shares issuable under in-the-money Convertible Notes. The fully diluted outstanding share count at the date of this MD&A is 369,694,510.

Commitments and Contingencies
At March 31, 2021, the Company had the following contractual obligations outstanding:
$ amounts in millions	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Loans, borrowings and interest	$655.9	$43.8	$50.2	$249.1	$312.8	$-	$-
Accounts payable and accrued liabilities	121.6	121.6	-	-	-	-	-
Reclamation payments(1)	158.6	4.2	9.0	10.6	10.2	15.8	108.8
Purchase commitments	82.0	77.4	4.2	0.4	0.0	0.0	0.0
Gold contracts	109.0	92.3	16.7	-	-	-	-
Foreign exchange contracts	23.9	21.7	2.2	-	-	-	-
Lease payments	48.0	18.2	13.1	13.0	3.7	0.0	0.0
Total	$1,199.0	$379.2	$95.4	$273.1	$326.7	$15.8	$108.8
(1) Amount represents undiscounted future cash flows.

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the period in which such changes occur.

The Company is a defendant in various lawsuits and legal actions, including for alleged fines, taxes and labour related matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. At March 31, 2021, the Company recorded a legal provision for these items totaling $12.3 million (December 31, 2020 - $13.2 million) which is included in other long-term liabilities.

The Company is contesting federal income and municipal value-added tax assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisors believe that the federal income and municipal tax assessments under appeal are wholly without merit and no provision has been recorded with respect to these matters.

29

Management’s Discussion and Analysis
For the three months ended March 31, 2021

In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that material fines that could result from non-compliance are imposable under statute with a five-year statute of limitations.

In March and April 2021, the Company received notices from the Brazilian government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines totaling $5.6 million. A one-in-ten-thousand-year rain event caused widespread flooding in the Aurizona region in late March 2021 and a fresh water pond on the Aurizona site overflowed during the rain event. The Company and its advisors believe the fines are without merit because the turbidity in the water supply was caused by the extensive regional flooding. There was not any failure of the tailings facility or other infrastructure at the Aurizona site. No amount has been recorded in the financial statements in relation to the fines.

If the Company is unable to resolve all these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows and results of operations.

The Company continues to closely monitor the COVID-19 situation. Should the duration, spread or intensity of the pandemic further develop in 2021, the Company’s supply chain, market pricing, operations and customer demand could be affected. These factors may further impact the Company’s operating plan, its liquidity and cash flows, and the valuation of its long-lived assets. The COVID-19 situation continues to evolve. The magnitude of its effects on the global economy, and on the Company’s financial and operational performance, is uncertain at this time.

Related Party Transactions
Certain of the Company’s executives and directors subscribed for C$40.4 million in subscription receipts in connection with the Private Placement, which is a related party transaction.

Non-IFRS Measures
This MD&A refers to cash costs, cash costs per oz sold, AISC, AISC per oz sold, AISC contribution margin, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under International Financial Reporting Standards (“IFRS”), i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Cash costs and cash costs per oz sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs include mine site operating costs plus lease principal payments, but are exclusive of depreciation and depletion, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per oz. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

30

Management’s Discussion and Analysis
For the three months ended March 31, 2021

AISC per oz sold
The Company is reporting AISC per oz of gold sold. The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.
Cash cost and AISC reconciliation

Previously, cash cost per oz sold and AISC per oz sold were calculated including purchase price allocation adjustments for the fair values of inventory as the fair values approximated the Company’s actual production costs. Due to the significant increase in gold prices during the year, the fair values attributed to acquired inventory in the Leagold Merger do not approximate actual production costs; as such, cash cost per oz sold and AISC per oz sold have been normalized for the purchase price allocation adjustments to inventory. Comparative periods have also been adjusted to conform with the current methodology and are different from those previously reported.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.

$’s in millions, except oz and per oz figures	Three months ended
	March 31, 2021	December 31, 2020	March 31, 2020
Gold oz sold	128,555	136,418	82,629
Operating expenses excluding depreciation and depletion	$146.8	114.1	76.4
Add: Lease payments	2.2	2.2	0.1
Less: Non-cash purchase price allocation adjustments to inventory	(2.4)	(1.1)	(6.9)
Total cash costs	146.6	115.2	69.6
Cash costs per gold oz sold	$1,141	844	842
Total cash costs	$146.6	115.2	69.6
Add: Sustaining capital	41.3	31.5	8.4
Reclamation expenses	2.6	1.1	1.4
Sustaining exploration expensed	0.1	0.3	0.3
Total AISC	190.6	148.1	79.6
AISC per gold oz sold	$1,482	1,086	963

31

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Sustaining and non-sustaining capital reconciliation
The following table provides a reconciliation of sustaining and non-sustaining capital to the most directly comparable IFRS measure on an aggregate basis.
	Three months ended
$’s in millions	March 31, 2021	December 31, 2020	March 31, 2020
Capital additions on mineral properties, plant and equipment(1)	$112.1	50.8	31.2
Less: Non-sustaining capital	(27.1)	(6.0)	(8.5)
Capital expenditures from development projects and corporate	(8.7)	(10.9)	(13.3)
Other non-cash additions(2)	(35.0)	(2.4)	(1.0)
Sustaining capital expenditures	$41.3	31.5	8.4

(1)	Per note 6 of the interim condensed consolidated financial statements. Capital additions are exclusive of non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)	Non-cash additions include right-of-use assets associated with leases recognized in the period and capitalized depreciation for deferred stripping activities.

Total mine-site free cash flow

Mine-site free cash flow is a non-IFRS financial performance measure. The Company believes this to be a useful indicator of its ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended
$’s in millions	March 31, 2021	December 31, 2020	March 31, 2020
Operating cash flow before non-cash changes in working capital	$62.0	93.9	31.3
Add: Operating cash flow used by non-mine site activity(1)	17.1	28.3	27.0
Cash flow from operating mine sites	79.1	122.2	58.3

Mineral property, plant and equipment additions	112.1	50.8	31.2
Less: Capital expenditures from development projects and corporate and other non-cash additions	(43.7)	(13.3)	(14.3)
Capital expenditure from operating mine sites	68.4	37.5	16.9
Lease payments related to non-sustaining capital items	1.1	-	-
Non-sustaining exploration expensed	2.2	1.2	0.2
Total mine site free cash flow	$7.4	83.5	41.2

(1)	Includes taxes paid that are not factored into mine site free cash flow and are included in operating cash flow before non-cash changes in working capital on the statement of cash flows

32

Management’s Discussion and Analysis
For the three months ended March 31, 2021

EBITDA, adjusted EBITDA and AISC contribution margin
The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use adjusted EBITDA and all-in sustaining contribution margin to evaluate the Company’s performance and ability to generate cash flows and service debt. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, and share-based compensation. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets.
The following tables provide the calculation of AISC contribution margin (revenue less AISC), EBITDA and adjusted EBITDA, as calculated by the Company:
AISC Contribution Margin
	Three months ended
$’s in millions	March 31, 2021	December 31, 2020	March 31, 2020
Revenue	$229.7	255.5	130.1
Less: AISC	(190.6)	(148.1)	(79.6)
AISC contribution margin	$39.1	107.4	50.5

EBITDA and Adjusted EBITDA
	Three months ended
$’s in millions	March 31, 2021	December 31, 2020	March 31, 2020
Net income (loss) before tax	$70.3	67.2	35.4
Depreciation and depletion	38.8	43.8	17.1
Finance costs	8.7	8.6	6.9
Finance income	(0.4)	(0.6)	(0.3)
EBITDA	117.4	119.1	59.1
Non-cash share-based compensation	(0.1)	1.4	0.1
Unrealized gain on change in fair value of warrants	(33.3)	(17.5)	(10.1)
Unrealized loss (gain) on gold contracts	(42.1)	(11.2)	(23.7)
Unrealized loss (gain) on foreign exchange contracts	11.3	(11.1)	18.2
Unrealized foreign exchange (gains) losses	(0.9)	1.3	(8.6)
Other expenses (income)	8.2	(0.0)	5.5
Adjusted EBITDA	$60.5	82.1	40.5

33

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Adjusted net income and adjusted EPS
Adjusted net income and adjusted EPS are used by management and investors to measure the underlying operating performance of the Company. Adjusted net income is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange contracts and gold contracts, unrealized foreign exchange gains and losses, share-based compensation. It is also adjusted to exclude items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, such as impairments and gains and losses on disposals of assets. Adjusted net income per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined by IFRS.
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:
	Three months ended
$’s in millions	March 31, 2021	December 31, 2020	March 31, 2020
Basic weighted average shares outstanding	242,576,291	242,118,375	138,000,552
Diluted weighted average shares outstanding	291,620,441	290,888,147	140,231,774
Net income (loss) attributable to Equinox Gold shareholders	$50.3	91.2	5.6
Add: Non-cash share-based compensation	(0.1)	1.4	0.1
Unrealized gain on change in fair value of warrants	(33.3)	(17.5)	(10.1)
Unrealized loss (gain) on gold contracts	(42.1)	(11.2)	(23.7)
Unrealized loss (gain) on foreign exchange contracts	11.3	(11.1)	18.3
Unrealized foreign exchange (gains) losses	(0.9)	1.3	(8.6)
Other expenses (income)	8.2	(0.0)	5.5
Unrealized foreign exchange (gains) losses recorded in deferred tax expense	3.0	(18.5)	19.6
Adjusted net (loss) income	(3.6)	35.7	6.6
Per share - basic ($/share)	$(0.02)	0.15	0.05
Per share - diluted ($/share)	$(0.02)	0.12	0.05

Net debt
The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use net debt to evaluate the Company’s performance. Net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performances prepared in accordance with IFRS. Net debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.
	March 31, 2021	December 31, 2020	March 31, 2020
Current portion of loans and borrowings	$20.0	13.3	22.0
Non-current loans and borrowings	527.3	531.9	727.9
Total debt	547.3	545.2	749.9
Less: Cash and cash equivalents (unrestricted)	(317.5)	(344.9)	(303.1)
Net debt	$229.8	200.3	446.8

34

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Accounting Matters
Significant accounting policies
Except as described below, the accounting policies applied in the condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2020.
IAS 16, Property, Plant and Equipment - Proceeds before Intended Use

On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss.

The effective date is for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The amendment applies retrospectively, but only to items of property, plant and equipment made available for use in the earliest period presented in the financial statements in the year of adoption.

The Company adopted the amendment in its financial statements for the annual period beginning on January 1, 2021. On adoption, the Company reclassified $1.6 million of pre-commercial production net income from property, plant and equipment as at December 31, 2020 to the income statement of income (loss) for the year ended December 31, 2020, comprising $2.9 million in revenue, $1.0 million in production costs and $0.3 million in depreciation.

Presentation of finance fees and interest paid in statement of cash flows
Effective January 1, 2021, the Company made an accounting policy change to classify cash interest paid within the condensed consolidated statement of cash flows for the three months ended March 31, 2021 as a financing activity rather than an operating activity, which more appropriately reflects the nature of these cash flows. The comparative figures for the three-month period have been reclassified to conform with this change in accounting policy.
Use of judgements and estimates
In preparing the Company’s condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the consolidated financial statements for the year ended December 31, 2020.
35

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Internal Controls Over Financial Reporting and Disclosure Controls and Procedures

Management, with the participation of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the IASB.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Based on this assessment and the material weakness in internal controls outlined below, Management concluded that the Company’s internal controls over financial reporting were not effective as of December 31, 2020.

A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

During 2020, the Company did not maintain effective controls over the purchase price accounting related to the Leagold acquisition. Specifically, the Company did not (i) identify and deploy control activities through policies that establish expectations and procedures that put policies into action, and (ii) internally communicate information, including objectives and responsibilities for internal control, necessary to support the function of internal control. As a result, there was inadequate control over the determination of the fair value of acquired assets and over the resulting deferred income tax liabilities recognized, as well as inadequate documentation over such controls. This control deficiency resulted in an immaterial misstatement, which was corrected in the Company’s audited consolidated financial statements prior to release but creates a reasonable possibility that a material misstatement in the annual or interim financial statements will not be prevented or detected on a timely basis.

Management’s Remediation Plan
Management believes this material weakness in internal controls would have been a one off event relating to the Leagold purchase price accounting and acquisition. However, in view of the Premier Transaction, management's remediation plan has been implemented and includes strengthening of the controls by (i) allocating dedicated and specialised resources to document the policies and procedures around purchase price accounting, and (ii) internally communicating information necessary to support the function of internal control. Management believes adequate controls and documentary evidence over the determination of the fair value of acquired assets are being implemented for the Premier Transaction.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, other than the remediation of the material weakness identified as at the year ended December 31, 2020.
Limitation of Controls and Procedures
Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

36

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Cautionary Notes and Forward-looking Statements

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information. Forward-looking statements and forward-looking information in this MD&A relate to, among other things: the Company’s ability to achieve the benefits contemplated in the Premier Transaction; the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance; the Company’s ability to successfully advance its growth and development projects, including the construction of Santa Luz and the Greenstone project and the expansions at Los Filos and Castle Mountain; the duration, extent and other implications of the novel coronavirus (COVID-19) and any related restrictions, regulations and suspensions with respect to our operations; Equinox Gold’s production and cost guidance; and conversion of Mineral Resources to Mineral Reserves. Forward-looking statements or information generally identified by the use of the words “believe”, “will”, “advancing”, “strategy”, “plans”, “budget”, “anticipated”, “expected”, “estimated”, “target”, “objective” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company’s current expectations and projections about future events and these assumptions include: the strengths, characteristics and potential of Equinox Gold following the Premier Transaction; Equinox Gold’s ability to achieve the production, cost and development expectations outlined in the Greenstone feasibility study; prices for gold remaining as estimated; currency exchange rates remaining as estimated; construction and development at Santa Luz being completed and performed in accordance with current expectations; the expansion projects at Los Filos being completed and performed in accordance with current expectations; the permitting timeline for the Castle Mountain Phase 2 expansion; tonnage of ore to be mined and processed; ore grades and recoveries; availability of funds for the Company’s projects and future cash requirements; capital, decommissioning and reclamation estimates; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; prices for energy inputs, labour, materials, supplies and services; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the Company’s ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this MD&A.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining including those imposed in connection with COVID-19; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the section titled “Risks and Uncertainties” in the Company’s MD&A dated March 19, 2021 and in the section titled “Risks Related to the Business” in the Company’s Annual Information Form dated March 24, 2021, both for the year ended December 31, 2020, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

37

Management’s Discussion and Analysis
For the three months ended March 31, 2021

Technical Information
Doug Reddy, P.Geo, Chief Operating Officer, and Scott Heffernan, MSc, P.Geo., EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed and approved the technical content of this document.

Appendix

Castle Mountain Mineral Reserve Estimate

Effective Date June 30, 2020

Category of Mineral Reserve	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Proven	84,910	0.55	1,498
Probable	172,990	0.48	2,670
Total Proven & Probable	257,900	0.51	4,168
Notes: CIM Definition Standards (2014) were followed for calculating Mineral Reserves. The Mineral Reserve estimate is based upon the Mineral Resource estimate prepared for Equinox Gold Castle Mountain Venture by Trevor Rabb P.Geo, with an effective date of June 30, 2020. The Mineral Reserve was estimated by Nilsson Mine Services Ltd. with supervision by John Nilsson P.Eng. who is a Qualified Person as defined under NI 43-101. Mineral Reserves are reported within the ultimate reserve pit design with overall economics developed for $1,350/oz gold with appropriate royalties applied. Mineral Reserves are reported using a cut-off grade of 0.17 g/t gold. The mining costs average $1.78/ton ($1.96/t) mined, processing costs are $1.33/ton ($1.47/t) for ROM and $12.62/ton ($13.91/t) for milling. G&A was $0.72/ton ($0.79/t) ore processed. The average process recovery was 73.9% for ROM and 94.5% for milling. Totals may not add due to rounding.

Castle Mountain Mineral Resource Estimate (exclusive of Reserves)

Effective Date June 30, 2020

Category of Mineral Resource	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Measured	781	0.68	17
Indicated	73,452	0.62	1,453
Total Measured & Indicated	74,233	0.62	1,470
Inferred	69,890	0.63	1,422
Notes: CIM Definition Standards (2014) were followed for calculating Mineral Resources. The Mineral Resource statement has been prepared by Trevor Rabb, P.Geo. (Equity) who is a Qualified Person as defined by NI 43-101. Mineral Resources are reported exclusive of reserves. Mineral Resources are reported using a gold price of $1,500/oz. Open-pit Mineral Resources are reported using a cut-off grade of 0.17 g/t gold and are constrained using an optimized pit generated using Lerchs Grossmann pit optimization algorithm. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Totals may not add due to rounding.

38